Exhibit 99.2

OTTER CREEK MANAGEMENT, INC.

222 LAKEVIEW AVENUE

SUITE 1100

WEST PALM BEACH, FL 33401

PHONE: (561) 832-4110

FAX: (561) 655-6902

EMAIL: KLONG@OTTERCREEKMGT.COM

SHAREHOLDER-BOARD COMMUNICATION

March 27, 2013

Via Federal Express and Fax (253-813-9377)

Mr. Jerry L. Calhoun, Chairman

Mr. Charles M. Brown, Director

Mr. Patrick J. Byrne, Director

Mr. Richard P. Fox, Director

Mr. Robert S. Jaffe, Director

Mr. Larry A. Kring, Director

Mr. Lorenzo C. Lamadrid, Director

Mr. Bradley D. Tilden, Director

c/o Corporate Secretary

Flow International Corporation

23500 64th Avenue South

Kent, WA 98032

Dear Directors:

We have been Flow shareholders for more than 12 years. Since the completion of the initial public offering (the IPO) at $12 per share in 1984, serial management teams have arrived, enriched themselves, destroyed value and diluted shareholders. Twenty-eight years after the IPO shareholders own stock valued at $3.50. No dividends have been paid.

In order to recognize the path toward value creation for shareholders it is necessary to understand what Flow (the company) is and is not. Flow is the global leader in the machine tool waterjet cutting category. The machine tool industry is cyclical. Industry growth approximates GDP growth. The waterjet cutting category has grown faster than the overall industry offering an incremental growth opportunity within the context of industry cyclicality. Six years ago (April 2007) Flow’s largest shareholder urged the Board to abandon its search for a CEO and retain an investment bank for the purpose of offering the company for sale. The market capitalization at that time was in excess of $400 million. The share price was $11.00. It was clear at the time that the costs of remaining as a standalone public company were such that the shareholders would never realize the true value of their ownership. Despite the urging of knowledgeable shareholders, the Board of Directors announced that in their opinion remaining independent in a public format offered the best option for optimizing shareholder value. The market capitalization is presently $170 million. The share price is $3.50. Shareholders have been brutalized. The result for shareholders has been an unmitigated disaster.

In the summer of 2007 the Board proceeded to hire Mr. Charles Brown as CEO. In his first shareholder letter he stated that while continuing to rebuild infrastructure

“…our eyes will continue to be focused on growth, which is in our DNA. As in the past, this growth will be driven by our proven formula: creating new opportunities with our technology advantage while adding sales resources that generate incremental revenue…”

Shareholder-Board Communication Letter	Page 2 of 2
March 27, 2013

To experienced investors in Flow used to the cycles inherent in the machine tool industry, the concept that growth was “in our DNA” seemed rather bizarre. Thus began Mr. Brown’s strange and quixotic journey to reframe the company as some sort of 1990’s hot technology growth entity.

For the fiscal year ending April 2008 revenues came in at $244 million. Pretax income before extraordinary items totaled $15.3 million. For the fiscal year ending in April 2013 revenues are projected to come in at $267 million and pretax income is projected to be approximately $15.5 million. April 2008 share count was 37.4 million. April 2013 share count will be approximately 48.4 million. For the five years ending 2013, cumulative income available to shareholders totals to a $12.5 loss. In his quest for recognition as a growth company Mr. Brown has certainly followed through on his plan to add sales resources. Sales and marketing expenses that were running at an annual rate of $42 million in fiscal year 2008 are now running in excess of $50 million. The $8 million incremental annual expense run rate has generated $20 million in incremental revenue. Since a meaningful component of that revenue increase has been in consumables we estimate that shareholders are paying roughly $1 million in incremental sales and marketing expenses for every $2 million in incremental machine sales.

Over the past six years the machine tool industry experienced cyclical top line performance not dissimilar to long term industry history. Flow’s peers took the cycle as an opportunity to rationalize costs through disciplined expense management. Those peers have rebounded with strong profit performance. Flow management has been unwilling to make hard cost cutting decisions. Instead we have been told the Flow plan is to invest in growth initiatives which will drive future revenue and profitability. The result has been abysmal performance with Flow ranking at the bottom in virtually every peer company performance metric. Meanwhile over the same six years, while shareholders have been severely diluted, Mr. Brown, primarily through options and share grants, has accumulated 1.4 million shares or roughly 2.9% of the company.

Six years ago your largest shareholder expressed concern with the relative small scale of Flow’s operations and the accompanying high cost incurred to maintain public company status. The past six years have shown that shareholders will never realize value with Flow as an independent public company. It is time to end the shareholder abuse. We urge the Board of Directors to hire a reputable investment bank with a mandate to explore strategic alternatives including the sale of the company. The environment is receptive. Do not make the same horrendous mistake twice.

Sincerely,

OTTER CREEK PARTNERS I, L.P.

By:	Otter Creek Management, Inc., its General Partner

	By:	/s/ R. Keith Long
R. Keith Long, President

OTTER CREEK INTERNATIONAL, LTD.

	By:	/s/ R. Keith Long
R. Keith Long, Director